January 17, 2012

United States Securities

And Exchange Commission

Ms. Linda Cvrkel, Branch Chief

Division of Corporate Finance

Washington D.C. 20509

RE:

Global Ecology Corporation

Form 10-K for the fiscal year ended December 31, 2010

Filed March 31, 2011

File No. 000-15216

Dear Ms. Cvrkel:

Global Ecology Corporation (the “Company”) wishes to respond to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated October, 24 2011 regarding certain disclosures made in the Company’s 10-K for the year ended December 31, 2010 filed March 31, 2011 with the Commission.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter.

Form 10-K for the fiscal year ended December 31, 2010

Statements of Cash Flows

Comment No. 1:  We note your response to our prior comment number one; however, you did not fully address our concerns.  In this regard, Please tell us how your accounting treatment for the write-off of accounts payable older than 4 years old and gain from cancellation of debt complies with the guidance prescribe in ASC 405-20-40-1.  It is unclear how the conditions outlined in such guidance have been satisfied in order for you to derecognize such liabilities.  As part of your next response to us, please address how each condition was clear met or alternatively, you may revise your financial statements accordingly.

Response:  The accounts payable that were written off by the Company were the trade payables of three subsidiary companies in April of 2007.  The Company, known at that time as Homeland Security Network, Inc., sold its 3 subsidiaries to Monet Acquisition, an unrelated company which was formed by its principals for the purpose of this acquisition.  The three subsidiaries which were sold were: (i) American Finance Company, Inc. (ii) Autocorp Financial Services Corporation; and (iii) AFCO Receivables Funding Corporation.  The liabilities which were written off to date were the trade-payables related to the three former subsidiaries named above.  The Company had not guaranteed these debts nor pledged its assets to secure such debts and sold the three subsidiaries to Monet Acquisition together with all the assets and liabilities.  While the Company could have written off these debts at the time of the sale, it conservatively chose to keep the liabilities on its books in the mere chance that any creditors challenged the sale of the subsidiaries and attempted to hold the Company liable for the debts.  However, since the 4-year statute of limitations in Texas expired for the original payables, the Company then decided to write off these liabilities.  As suggested by Ms. Yu in our conference call with the staff on December 7, 2011, the Company is reviewing it internal policy with regard to such debts and will write-off such debt in accordance with FASB and SEC accounting guidelines in subsequent filings with the Commission.

Comment No. 2:  We note your response to our prior comment number two; however, we reissue the comment in its entirety.  It is still unclear to us why “Common stock issued for debt settlement” which you indicate was related to underlying accruement of wages for fiscal 2008 and 2009 represents a reconciling item to reconcile net loss to cash used in operating activities for the current fiscal year.  You also indicate in your response that the recognition of the non-cash expense item occurred in prior fiscal periods and no cash was utilized or proceeds were received from the issuance of common stock issued for debt settlement is reflected as an operating cash activity with the statements of cash flows.  Furthermore, please provide the relevant technical guidance used in determining your accounting treatment as part of your response to us.  Alternatively, you may revise your financial statements accordingly.

Response:  The “Common Stock issued for debt settlement” was stock issued for previously accrued wages.  It should have been netted to “Increase (decrease) in accrued expenses and disclosed in “supplemental information” below  “Ending cash balance” the net effect to “Cashflow from operating activity was $0 and so we feel it is not material.  In future filings we will change accordingly.

If you have any questions regarding this response letter, please do not hesitate to contact me at (973) 655-9001.

Sincerely,

/s/ Peter Ubaldi

Peter Ubaldi, Chief Executive Officer